November 14, 2023	Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 377-06858) Hashdex Bitcoin ETF Amendment No.1 to Draft Registration Statement on Form S-1 & Comment Response

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which will operate as a separate series of the Registrant the Hashdex Bitcoin ETF (the “Fund”), we are submitting together with this correspondence Amendment No.1 (“Amendment”) to the Registrant’s confidential, non-public draft registration statement on Form S-1 (“Registration Statement”) (File No. 377-06858). The Amendment and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated September 29, 2023 (“Comment Letter”), addressing the initial draft Registration Statement on Form S-1 that was submitted by the Registrant on August 25, 2023. The Amendment is being submitted for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “1933 Act”).

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment. Please be advised that the name of the Trust’s Sponsor has changed its name to Tidal Investments LLC (f/k/a Toroso Investments, LLC) effective November 1, 2023, and no other material changes have occurred with respect to the Sponsor and its business, operations, personnel, financial condition or ownership.

Draft Registration Statement on Form S-1

General

1.	Based on our preliminary review of your draft registration statement, we have the following initial set of comments. Once you have amended your draft registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your draft registration statement, as appropriate.

RESPONSE:

The Registrant acknowledges that the Staff will be providing further comments relating to the Amendment.

K&L Gates LLP

599 Lexington Avenue New York NY 10022-6030

T +1 212 536 3900 F +1 212 536 3901 klgates.com

2.	We note that your draft registration statement includes a number of blanks or omitted information, including, for example, the Bitcoin Custodians, Sub-Administrator, Trustee, the initial Authorized Participant and Authorized Purchasers, other service providers, and exhibits. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

RESPONSE:

The Registrant has completed most of the information in the Amendment that was blank in the initial submission. In particular, the Amendment contains disclosures concerning the Fund’s Bitcoin Custodian, Sub-Administrator, Trustee, and other service providers as well as their arrangements with the Fund. Please note that the Fund will not have an initial Authorized Participant because the Fund will have already commenced operations by the time the Registration Statement is declared effective. See Response to Comment No. 4 herein. The Registrant has incorporated by reference into the Amendment certain exhibits from the Registrant’s registration statement on Form S-4 (File No. 333-275227) filed on October 31, 2023. Any further blank information in the Amendment, including a list of Authorized Purchasers, all outstanding exhibits, including Bitcoin Custodian contracts, and the Fund’s financial statements will be provided by further amendment to the draft Registration Statement, a public filing of the Registration Statement or the final prospectus, as may be appropriate, at such later time as the Sponsor determines, including in response to further Staff comments, and when the offering pursuant to the Registration Statement may commence and the Merger has been completed.

3.	We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-assetmarkets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

RESPONSE:

The Registrant has reviewed the issues identified in the sample letter indicated by the Staff’s comment. The Registrant has provided additional disclosures in the Amendment in response to certain sample letter issues concerning the Fund’s Bitcoin Custodian and the risks attendant to the custody of the Fund’s physical bitcoin exposures. Nevertheless, many of the sample letter’s issues appear to be addressed to an issuer that has a business operating in the cryptocurrency or digital assets industry or markets. The Fund is not a business operating in such industry or markets. Thus, a large number of the issues identified in the sample letter are inapplicable to the Fund as an index-based, exchange-traded financial product.

Unlike an operating company, the Fund is managed by the Sponsor so that changes in the Fund’s NAV per Share reflect the daily changes of the price of the Benchmark, less expenses from the Fund’s operations. The Fund’s principal assets will be composed of (i) Bitcoin Futures Contracts that trade on the CME, (ii) bitcoin acquired and sold, from time to time, in Exchange For Physical (“EFP”) transactions subject to reporting to and oversight by the CME at prices based on the forward price curve of Bitcoin Futures Contracts, and (iii) cash and cash equivalents. The Fund creates and redeems its Shares, for cash, based on the Fund’s NAV. The Fund does not have customers. Its counterparties are limited to those CME clearing brokers and Liquidity Providers, on the other side of Fund’s trades in Benchmark Component Futures Contracts and EFP bitcoin transactions and Authorized Participants creating and redeeming Shares for cash. Consequently, the scope of the Fund’s operations makes many of the sample letter issues irrelevant to the Fund, and the Registrant respectfully declines to include any further discussion of this issues beyond that already appearing in the Amendment.

4.	You indicate in your correspondence dated August 25, 2023 that the commencement of the offering contemplated by this Draft Submission may ultimately be registered pursuant to a post-effective amendment to an effective Form S-1 or Form S-3, as the case may be, or a separate registration statement for the Fund once a listing rule is approved by the Commission. Please provide us with your analyses demonstrating your eligibility to use Form S-1 as well as your eligibility for submitting draft registration statement for confidential review.

RESPONSE:

As more fully described below, the Registrant is eligible to use Form S-1 for the Fund since it not eligible to use any other registration statement form and is an “emerging growth company” eligible to submit a draft registration statement for confidential review.

The Registrant anticipates that by the time the Registration Statement is declared effective, the Fund will already have commenced operations. In particular, the Fund will have commenced its continuous offering pursuant to its registration statement on Form S-1 (File No. 333-273364) that is presently under review by the Staff. Although the Fund may eventually be eligible to use Form S-3, it is not presently eligible to use that form. Consequently, the Fund is only eligible to use Form S-1 because the Staff has not “authorized or prescribed”1 any other form which the Registrant is authorized to use.

The Registrant is ineligible to use any registration statement forms prescribed by the Staff under the Investment Company Act of 1940, as amended (the “1940 Act”) because the Fund is not an “investment company” as defined in Section 3(a)(1) of the 1940 Act. Generally, the analysis focuses on whether the Fund will be either (A) primarily engaged in investing in securities so as to be an investment company under Section 3(a)(1)(A) of the 1940 Act or (B) an entity with more than 40% of its “total assets (exclusive of Government securities and cash items)” in investment securities so as to be an investment company under Section 3(a)(1)(C) of the 1940 Act.2 The Fund’s assets will be comprised only of bitcoin, Bitcoin Futures Contracts, and cash and cash equivalents. The nature of the Fund and its assets do not make it an investment company within the meaning of the 1940 Act.

1 Item I of the General Instructions to Form S-1 states “This Form shall be used for the registration under the Securities Act of 1933 of securities of all registrants for which no other form is authorized or prescribed…”

2 The Fund does not and will not issue, and the Shares do not constitute, “face-amount certificates of the installment type” since the Fund will not issue any security representing an obligation to pay a stated or determinable sum more than 24 months after issuance, whether the investor make installment payments or a lump sum payment, as described in the definition of “face amount certificate” in Section 2(a)(15) of the 1940 Act. Consequently, the Fund will not be an investment company by virtue of Section 3(a)(1)(B) of the 1940 Act.

The Fund’s bitcoin and Bitcoin Futures Contracts are not securities. Bitcoin is a cryptocurrency that has been deemed a commodity by the Commodities Future Trading Commission (“CFTC”).3 Further, various Commissioners and members of the Staff have indicated that bitcoin, as a cryptocurrency, is not a security for federal securities law purposes.4 Furthermore, futures contracts on commodities are not securities.5 Thus, the primary return generating assets of the Fund will be commodities, not securities, and the Fund will not be considered an investment company under the 1940 Act because of those assets.

To the extent that the Fund’s cash equivalents are themselves securities, such as short-term Treasury bills or money market funds invested in such short-term Treasury bills, such investments are incidental to the Fund’s business of primarily generating a commodity pool return based on its commodity investments in bitcoin and Bitcoin Futures Contracts. Consequently, the Fund’s investment of its reserves and margin accounts in cash equivalents will not cause the Fund to become an investment company within the meaning of Section 3(a)(1) of the 1940 Act. See, Peavey Commodity Futures Funds I, II and III, SEC No-Action Letter (pub. avail. Jun. 2, 1983).6

3 See CFTC. Bitcoin Basics, available at: https://www.cftc.gov/sites/default/files/2019-12/oceo_bitcoinbasics0218.pdf

4 See, for example, New York Magazine, “Can Gary Gensler Survive Crypto Winter? D.C.’s top financial cop on Bankman-Fried blowback” (Feb. 23, 2023) (available at https://nymag.com/intelligencer/2023/02/gary-gensler-on-meeting-with-sbf-and-his-crypto-crackdown.html) (“Everything [digital tokens] other than bitcoin,” is a security. They are securities “because there’s a group in the middle and the public is anticipating profits based on that group.”); William Hinman, Director of Division of Corporation Finance, Digital Asset Transactions: When Howey Met Gary (Plastic), Remarks at the Yahoo Finance All Markets Summit: Crypto (June 14, 2018), available at https://www.sec.gov/news/speech/speech-hinman-061418 (Director Hinman applying investment contract analysis to digital assets to determine status as securities under test elucidated in SEC v. W.J. Howey Co., 328 U.S. 293 (1946)) (“when I look at Bitcoin today, I do not see a central third party whose efforts are a key determining factor in the enterprise. The network on which Bitcoin functions is operational and appears to have been decentralized for some time, perhaps from inception.”); CNBC, “SEC chief says agency won’t change securities laws to cater to cryptocurrencies” (June 6, 2018) (available at https://www.cnbc.com/2018/06/06/sec-chairman-clayton-says-agency-wont-change-definition-of-a-security.html) (“‘Cryptocurrencies: These are replacements for sovereign currencies, replace the dollar, the euro, the yen with bitcoin,’ [Commission Chairman Jay] Clayton said. ‘That type of currency is not a security.’”). See also, Strategic Hub for Innovation and Financial Technology of the Commission, Framework for “Investment Contract” Analysis of Digital Assets (April 3, 2019, Modified: March 8, 2023) (available at: https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets#_edn1:~:text=Framework%20for%20%E2%80%9CInvestment%20Contract%E2%80%9D%20Analysis%20of%20Digital%20Assets) (the “Framewrok”) (bitcoin is not considered a security under the Framework because, among other things, no “promoter, sponsor, or other third party (or affiliated group of third parties) . . . provides essential managerial efforts that affect the success of the enterprise, and investors reasonably expect to derive profit from those efforts”, as “distributed ledger network and digital asset[, bitcoin] are fully developed and operational” and bitcoin “can immediately be used to make payments in a wide variety of contexts, or [act] as a substitute for real (or fiat) currency”.)

5 The courts have a longstanding appreciation that futures contracts on commodities are not securities. See, for example, Consolo v. Hornblower & Weeks–Hemphill, Noyes, Inc., 436 F.Supp. 447 (N.D.Ohio 1976) (“Overwhelmingly, federal courts have determined that futures commodities are not securities.”); Berman v. Bache, Stuart, Shields, Inc., 467 F.Supp. 311, 315 (S.D. Ohio 1979) (“An understanding of the true nature of a commodities futures contract, however, demonstrates why virtually all courts agree that the simple commodities futures contract is not a security.”); and Stevens v S.W.L.H.S. Investment Partners, et al., 84 N.E.3d 224, 233 (Ohio Ct. App. 2017)

6 See also, Managed Futures Association, SEC No-Action Letter (pub. avail. July 11,1996) (“in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool's business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss”)

Under the foregoing analysis, the nature of the Fund and its assets do not make it an investment company within the meaning of the 1940 Act. Consequently, the Fund is ineligible to use any registration statement form available under the 1940 Act.

Finally, the Registrant is eligible to submit a draft registration statement for confidential review under the Securities Act of 1933, as amended (“1933 Act”). The Registrant qualifies as an “emerging growth company,” as defined in Section 2(a)(19) of the 1933 Act, and is thus eligible under Section 6(e) of the 1933 Act to submit a draft registration statement for confidential review. An emerging growth company is one that has total annual gross revenues of less than $1.235 billion (as currently indexed for inflation by the Commission) during its most recently completed fiscal year. An emerging growth company retains that status until the earliest of (A) exceeding the total annual gross revenue threshold, (B) five years after the first sale of its common equity pursuant to an effective registration statement, (C) at the end of any three-year period it sells $1 billion in non-convertible debt, or (D) it is deemed a large accelerated filer.

No series of the Registrant, including the Fund, has commenced operations or has any revenue. The Fund has only $100 in assets and has not commenced, let alone sold, any securities in an offering pursuant to an effective registration statement. The Fund currently has no revenue. The Fund is not deemed a large accelerated filer.7 As an emerging growth company, the Registrant is eligible to submit a registration statement for confidential review pursuant to Section 6(e) of the 1933 Act.

Prospectus Summary

The Fund’s Investment Objective

5.	Please revise your disclosure to provide a materially complete description of the Benchmark methodology. Please also address the following in your disclosure regarding the Benchmark:
●	Include a table with market share and volume information for each Core Exchange comprising the Benchmark used to calculate the CME CF Bitcoin Reference Rate; and
●	Disclose the extent to which the Sponsor has discretion to select a different Benchmark.

RESPONSE:

Materially complete disclosure of Benchmark Methodology is included in the Amendment. Such disclosures include a table of the market share and volume information for each Core Exchange comprising both the Benchmark and the CME CF Bitcoin Reference Rate, and the Sponsor’s discretion to select a different Benchmark.

What Are the Risk Factors Involved with an Investment in the Fund

6.	Please revise to provide a materially complete description of the risks related to bitcoin and the bitcoin network, including volatility in the price of bitcoin.

RESPONSE:

Materially complete disclosure of risks related to bitcoin and the bitcoin network, including the volatility in the price of bitcoin, is included in the Amendment.

7 If one were to attribute the Predecessor Fund’s characteristics under Section 2(a)(19) to the Fund because of the pending Merger, the Fund would still be considered an emerging growth company. The Predecessor Fund (A) had an annual total loss on total assets of $1.071 million for its fiscal year ending December 31, 2022 with nominal total revenues from interest income, (B) had its first sale pursuant to effective registration statement approximately one year ago on September 12, 2022, (C) has not sold any non-convertible debt, and (D) is not and never has been deemed a large accelerated filer. Nevertheless, Section 6(e) provides that an emerging growth company that losses it status as such shall be treated as such until the earlier of it commencing its registered offering or one year after losing such status.

7.	Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

RESPONSE:

The disclosure of risks related to competition and its effects on scale and sustainability of the Fund have been added in the Amendment as suggested.

Risks Associated with Investing in Bitcoin

Bitcoin exchanges are unregulated and may be more exposed to fraud and failure.

8.	Please revise to discuss the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated. For example, please address the fact that bitcoin trading platforms are not subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. Also discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin trading platforms.

RESPONSE:

The suggested risk discussion revisions have been made in the Amendment.

The Offering

The Fund’s Investments in Spot Bitcoin

Custody of Bitcoin

9.	Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please revise to address the following:
●	Describe the material terms of your agreement with the Bitcoin Custodians;
●	Describe whether your assets custodied by the Bitcoin Custodians will be commingled with assets of other customers;
●	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
●	Disclose whether and to what extent the Custodians carry insurance for any losses of the bitcoin that they custody for you.

RESPONSE:

A materially complete discussion of the Fund’s bitcoin custody arrangements is included in the Amendment.

Calculating NAV, page 55

10.	Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

RESPONSE:

Materially complete disclosure as suggested appears in the Amendment.

Creation and Redemption of Shares, page 57

11.	In providing a materially complete discussion of the creation and redemption process, please address the following, as appropriate:
●	Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise;
●	Clarify whether the Sponsor may generally suspend creations and redemptions and, if so, the circumstances under which it may do so; and
●	Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodians, including a discussion of whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.

RESPONSE:

Materially complete disclosure of the Fund’s creation and redemption process is included in the Amendment. With respect to the Staff’s more detailed comments, the following responses are offered:

●	The Amendment has been revised to include the suggested risk factor discussion regarding potential negative effects on the arbitrage mechanism as suggested by the Staff’s comment.

●	The Sponsor’s ability to suspend creation and redemption activity has been clarified in the Amendment and noted as an additional risk factor.

●	The mechanics of how the creation and redemption process work is disclosed in the Amendment. The Registrant respectfully declines to add any further disclosure related to this process since such orders only settle for cash (DVP). All CME EFP-sourced bitcoin are settled “on-chain” and clarification of this has been added to the Amendment.

12.	Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

RESPONSE:

The suggested discussion has been added in the Amendment.

The Sponsor Has Conflicts of Interest

13.	Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

RESPONSE:

Revised conflicts of disclosures have been added to the Amendment, including discussions of applicable codes of ethics of the Sponsor .

Experts

14.	Please revise to include this information in your next amendment, or tell us when you intend to do so.

RESPONSE:

The Registrant expects to update the “Experts” section in the next submission or filing of the Registration Statement. The Registrant notes the expected disclosure should align with the expert disclosure contained in the Registrant’s pre-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-273364) filed on November 2, 2023.

Financial Statements

15.	Please confirm you will file your audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

RESPONSE:

The Registrant confirms that it will file the Fund’s audited financial statements in a pre-effective amendment to allow time for Staff review. Presently, the Registrant expects the Fund’s financial statements to be included in the Registration Statement will be identical to those contained in the Registrant’s pre-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-273364) filed on November 2, 2023. The Registrant further confirms its understanding that the Staff will need sufficient time to review the Fund’s audited financial statements and related information and that the Staff may have additional comments at that time.

*     *     *     *

The Registrant and Tidal Investments LLC, as the sponsor of the Registrant, acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,

/s/ Peter J. Shea

Peter J. Shea

cc:

Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Ms. Lulu Cheng, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP